3: UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Consolidated Financial Statements of

CALAIS RESOURCES INC.

Years ended May 31, 2002 and 2001
(In Canadian dollars)

MANAGEMENTS STATEMENT OF RESPONSIBILITY

Management is responsible for the preparation of the accompanying consolidated financial statements and for their integrity and objectivity. The consolidated statements have been prepared in accordance with Canadian generally accepted accounting principles and are considered by management to present fairly the financial position and operating results of the Company. The significant accounting policies followed are described in the notes to the consolidated financial statements.

Management has established internal control systems to provide reliable accounting records and safeguard Company assets. The consolidated financial statements have been audited by the independent auditors KPMG LLP, Chartered Accountants, whose report outlines the scope of their examination and their opinion on the consolidated financial statements.

The auditors have full rights to meet separately with the Audit Committee to discuss the results of their examination and their opinions on the adequacy of internal controls and the quality of financial reporting.

The Audit Committee of the Company reports their finding to the Board of Directors for its consideration in approving the financial statements for issuance.

"signed by Art Daher"
Calais Resources Inc.
Chilliwack, BC
October 18, 2002
AUDITORS' REPORT TO THE DIRECTORS

We have audited the consolidated balance sheet of Calais Resources Inc. as at May 31, 2002 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements as at May 31, 2001 and for the years ended May 31, 2001 and 2000 were audited by another auditor, who expressed an opinion without reservation on those statements in their report, dated October 17, 2001, except as to Note 5 which was as of November 21, 2001.

With respect to the consolidated financial statements for the year ended May 31, 2002, we conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that in our opinion these principles have been applied, after giving retroactive effect to the change in accounting for net loss per share explained in Note 2(j) to the financial statements, on a consistent basis.

"signed KPMG LLP"
Chartered Accountants

Chilliwack, Canada
October 18, 2002
COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the directors dated October 18, 2002 is expressed in accordance with Canadian reporting standards which does not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"signed by KPMG LLP"
Chartered Accountants

Chilliwack, Canada

October 18, 2002

CALAIS RESOURCES INC.

Consolidated Balance Sheets
Expressed in Canadian Dollars

May 31, 2002 and 2001

	2002	2001
Assets
Current assets:
Cash	$ -	$ 632
Restricted cash (Note 5)	67,415	-
Advances receivable	-	122,806
Other receivables	44	862
Inventories	283,301	283,301
Prepaid expenses and deposits	7,612	7,612
	358,372	415,213
Capital assets (Note 3)	126,216	169,668
Mineral properties (Note 4)	12,681,453	12,202,896

	$ 13,166,041	$ 12,787,777

Liabilities and Shareholders' Equity
Current liabilities:
Bank overdraft		$ 9,399	$ -
Accounts payable and accrued liabilities		595,282	780,994
Bank loan (Note 5)		1,832,616	-
Advances from shareholders, without interest or fixed terms of repayment; unsecured		546,138	895,893
		2,983,435	1,676,887

Long-term debt (Note 6)		5,097,105	5,720,680
Shareholders' equity:
Share capital (Note 7)		22,322,607	22,076,307
Deficit		(17,237,106)	(16,686,097)
		5,085,501	5,390,210
General and future operations (Note 1)
Contingency (Note 10)
Commitments (Note 13)
Subsequent event (Note 15)

		$ 13,166,041	$ 12,787,777
On behalf of the Board:
"A. Daher" Director
"M. Marten" Director
See accompanying notes to consolidated financial statements.

CALAIS RESOURCES INC.
Consolidated Statement of Operations and Deficit Expressed in Canadian Dollars

Years ended May 31, 2002, 2001 and 2000
	2002	2001	2000

Revenues	$ -	$ -	$ -

Expenses:
Advertising	1,947	4,523	2,684
Amortization	7,043	10,694	15,395
Consulting fees	91,500	71,727	-
Filing fees, licenses, permits	2,586	2,924	2,014
Foreign exchange	4,699	75,207	61,499
Insurance	2,591	1,303	(2,461)
Interest and bank charges	267,349	35,288	45,624
Office and general	8,889	15,807	17,734
Professional fees	128,478	133,999	139,583
Rent	19,800	-	-
Telephone	13,997	12,871	16,010
Transfer agent fees	2,521	3,551	4,310
Travel	2,001	7,211	1,037
Utilities	10,820	2,456	14,950
Wages and benefits	-	58,639	78,800
	564,221	436,200	397,179

Loss before the undernoted	(564,221)	(436,200)	(397,179)

Other income (expenses):
Loss on abandonment of mineral properties	-	(312,749)	(11,399,044)
Gain on sale of capital assets	7,142	-	-
Interest income	3,092	1,081	1,180
Rental income	2,978	-	-
	13,212	(311,668)	(11,397,864)

Loss for the year	(551,009)	(747,868)	(11,795,043)

Deficit, beginning of year	(16,686,097)	(15,938,229)	(4,143,186)

Deficit, end of year	$ (17,237,106)	$ (16,686,097)	$ (15,938,229)

Net loss per common share, basic and diluted	$(0.05)	$(0.08)	$(1.24)
Weighted average common shares outstanding,
basic and diluted	10,184,635	9,618,218	9,505,718

See accompanying notes to consolidated financial statements.

CALAIS RESOURCES INC.
Consolidated Statement of Cash Flows Expressed in Canadian Dollars

Years ended May 31, 2002, 2001 and 2000

	2002	2001	2000

Cash provided by (used in):
Operations:
Loss for the year	$ (551,009)	$ (747,868)	$ (11,795,043)
Items not involving cash:
Amortization	7,043	10,694	15,395
Shares issued for services	141,300	45,000
Loss on abandonment of mineral properties	-	312,749	11,399,044
Gain on sale of capital assets	(7,142)	-	-
Change in non cash operating working capital:
Restricted cash	(67,415)	-	-
Advances receivable	-	65,594	(71,266)
Other receivables	818	5,218	(5,632)
Prepaid expenses and deposits	-	7,343	(11,803)
Accounts payable and accrued liabilities	(185,712)	80,293	71,309
	(662,117)	(220,977)	(397,996)
Financing:
Bank loan	1,832,616	-	-
Advances from (to) shareholders	(274,755)	330,292	187,802
Long term debt	(623,575)	278,662	-
	934,286	608,954	187,802
Investments:
Mineral properties	(289,106)	(373,383)	(122,057)
Proceeds from disposal of capital assets	7,412	-	312,925
Net additions to capital assets	(506)	(1,416)	-
	(282,200)	(374,799)	190,868

Increase (decrease) in cash	(10,031)	13,178	(19,326)

Cash (bank overdraft), beginning of year	632	(12,546)	6,780

Cash (bank overdraft), end of year	$(9,399)	$632	$(12,546)

Supplementary cash flow information:
Interest paid	$195,877	$35,288	$45,624
Income taxes paid	-	-	-
Interest received	3,092	1,081	1,180
Non cash transactions:
Shares issued for mineral property development	30,000	15,000	-
Amortization capitalized to mineral properties	36,645	57,346	1,757,431
Shares issued for repayment of shareholder
advances	75,000	-	-
Advances receivable reclassified to mineral
properties	122,806	-	-

See accompanying notes to consolidated financial statements.
CALAIS RESOURCES INC.
Notes to Consolidated Financial Statements

Expressed in Canadian Dollars

Years ended May 31, 2002, 2001 and 2000

1 General and future operations:

Calais Resources Inc. (the "Company") was incorporated under the laws of the Province of British Columbia on December 30, 1986. The Company is currently in the process of exploring and developing various mineral properties to determine whether these properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for the mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete their development and upon future profitable production.

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is significant doubt about the appropriateness of the use of the going concern assumption because the Company experienced significant losses in 2002 and 2001 and has experienced significant negative cash flow from operations over a number of years. In addition, the Company recently had to seek an extension on repayment of a $1,200,000 US loan (see Note 5).

Subsequent to the year end, the Company began seeking approximately $2,300,000 US in financing to repay the bank loan, trade creditors and provide operating funds. The Company is actively pursuing various options with potential lenders and investors which, if accepted, will in management's view, enable the Company to achieve its business plans. No agreements with potential lenders or investors have been reached yet and there can be no assurance that such agreements will be reached.

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on the successful completion of the actions taken or planned, some of which are described above, which management believes will mitigate the adverse conditions and events which raise doubt about the validity of the "going concern" assumption used in preparing these financial statements. There is no certainty that these and other strategies will be sufficient to permit the Company to continue beyond May 31, 2003.

The financial statements do not reflect adjustments that would be necessary if the "going concern" assumption were not appropriate. If the "going concern" basis was not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2 Significant accounting policies:

(a) Basis of consolidation:

These financial statements include the accounts of the Company and its wholly-owned subsidiaries. Calais International Inc., Recursos Calais S.A. de C.V., Calais Resources Nevada Inc., Calais Resources Colorado Inc. and Recursos Calais La Paloma S.A. de C.V. All material inter-company transactions and balances have been eliminated.

(b) Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

(c) Cash equivalents:

(d) Financial instruments:

The Company's financial instruments consist of cash, restricted cash, other receivables, advances receivable, bank overdraft, accounts payable and accrued liabilities, bank loan, long-term debt and advances from shareholders. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

(e) Inventories:
Inventories consist of mining equipment held for resale. Inventories are recorded at the lower of cost or net realizable value.

(f) Mineral properties:

The Company is engaged in the acquisition, exploration and development of mineral properties. All acquisition, exploration and related direct overhead expenditures are deferred and will be depleted over the estimated life of the property. The estimated life of a property depends on whether the property contains economically recoverable reserves that can be brought into production. The costs relating to a property abandoned are written off when the decision to abandon is made.

The total amount recorded for mineral properties and deferred exploration expenditures represents costs incurred to date and does not reflect present or future values.

Proceeds from disposition of mineral properties are normally credited to the capitalized costs with no gain or loss being recognized unless the sale is significant to the capitalized property costs. For such significant dispositions, a gain or loss would be recognized.

(g) Capital assets and amortization:

Capital assets are recorded at cost and are amortized over the estimated useful life on the declining balance method at rates of 20% to 30% per annum. Amortization related to exploration and mining equipment is capitalized as a mineral property cost.

(h) Foreign currency translation:

For domestic companies and integrated foreign operations, monetary assets and liabilities are translated into Canadian dollars at exchange rates prevailing at the balance sheet date. Other assets and liabilities are translated at exchange rates prevailing at the dates of the transactions. Income and expenses are translated at average exchange rates prevailing during the year. Exchange gains or losses are included in earnings for the year.

(i)	Income taxes:
The Company follows the asset and liability method of accounting for income taxes. Under this method, current taxes are recognized for the estimated income taxes payable for the current period.

Future income taxes are provided based on the estimated future tax effects of temporary differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as the benefit of losses available to be carried forward to future years for tax purposes.

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment or substantive enactment date. A valuation allowance is recorded for future tax assets when it is not more likely than not that such future tax assets will be realized.

(j)	Net loss per share:
During the year the company adopted the new provisions of CICA Handbook Section 3500, earnings per share.

Basic net loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted loss per share is computed using the weighted average number of common shares and potentially dilutive common shares outstanding during the period. As the Company has a net loss in the years ending May 31, 2001 and 2002, basic and diluted net loss per share are the same.

(k)	Stock based compensation:

The Company has stock based compensation plans. No compensation expense is recognized for these plans when stock or stock options are issued to employees. Consideration paid by employees on the exercise of stock options is credited to common shares. For consideration paid to an employee for the repurchase of stock options, the excess of the consideration paid over the carrying amount of the stock option cancelled is charged to retained earnings.

3	Capital assets:

		2002	2001

Cost
Land		$ 8,215	$ 8,215
Furniture		10,947	10,947
Computer equipment		37,494	37,494
Automotive equipment		57,331	57,331
Exploration/mining equipment		498,988	508,642
Software		6,260	6,024
		619,235	628,653
Accumulated depreciation
Furniture		7,065	6,189
Computer equipment		30,502	27,968
Automotive equipment		47,506	43,970
Exploration/mining equipment		401,825	374,834
Software		6,121	6,024
		493,019	458,985

Net book value		$ 126,216	$ 169,668

Amortization of $36,645 (2001 - $57,346) related to exploration equipment was capitalized to mineral properties during the year.
4	Mineral properties:

		2002	2001

	Nevada U.S.A.	$ 3,297,789	$ 3,004,902
	Colorado, U.S.A.	9,239,606	9,119,006
	Panama, Central America	144,058	78,988

		$12,681,453	$12,202,896

Title to mining properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristics of many mining properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing. The majority of the properties in which the Company has committed to earn an interest are located outside Canada. The Company is therefore relying on title opinions by legal counsel who are basing such opinions on the laws of the respective country.

(a)	Nevada, U.S.A.:

In December 1994, the Company acquired a 51% interest in certain patented and unpatented claims located in Nevada from a company controlled by directors for $1,176,000 US plus a 5% net smelter royalty. The Company can also acquire a 100% interest in a further 89 claims in this property under this agreement.

The Company entered into an agreement and settlement dated September 7, 2000 with Nevada Manhattan Mining Incorporated to settle and purchase Nevada Manhattan Mining Incorporated's 24.5% interest in the property. The Company agreed to make four annual payments of US $75,000 each for a total of US $300,000. During the term of the agreement the Company has agreed to pay Nevada Manhattan Mining Incorporated a 2% net smelter return royalty. The Company can purchase the entire Nevada Manhattan Mining Incorporated interest and royalty at anytime over a thirty-year period for US $7,500,000, which would include production royalties.

	The Company also holds a 100% interest in 42 unpatented claims in the Manhattan Mining district by staking.
(b)	Colorado, U.S.A.

Included in the Colorado properties is a 100% working interest in the Consolidated Caribou-Cross-Comstock-Panadora district mine area which the Company acquired in 1997 for US $4,000,000 in stock, cash and final property payments. After acquisition of 100% working interest the seller retains a 2% net smelter royalty interest in the property. The Company has the right to buy back half of the net smelter royalty (1%) for US $750,000. The seller has not sold any of the issued shares for this acquisition through May 31, 2002. During 2000, the Company acquired 100% ownership of 10 patented claims that are continuations of the historic Boulder County and Cardinal vein systems. The Colorado properties contain a well-documented mineral resource of 424,500 ounces of gold and 11,725,000 ounces of silver.

(c)	Panama, Central America:

The Company owns hard rock mining concessions to 61,000 acres (24,686 hectares) in the eastern Veraguas District of Panama in Central America in 2001. The acquisition was made through a five-year agreement with Panama Mining of Golden Cycle Incorporated, the seller. The Company issued 100,000 shares of stock to the seller. The Company is obligated to pay the seller a 2% net smelter return on any hard rock mineral production. The Company can purchase the concessions from the seller at anytime during the five-year option period for US $5,000,000. Upon completion of the purchase the 2% net smelter return would terminate. The Company is obligated to pay the annual taxes and holding fees during the option period.

5	Bank loan:
Loan payable with interest only payments at 10.5% per annum. The loan principal of $1,200,000 US is due in full on September 12, 2002; and the loan is secured by deed of trust over mineral properties.
Cash of $67,415 is held in an escrow account for monthly interest payments.

Subsequent to May 31, 2002, the due date of the loan was extended to November 16, 2002 in exchange for a renewal fee. The bank has agreed to subsequent extensions beyond November 16, 2002 for monthly renewal fees, and has agreed to extend the loan for one year upon the Company paying down 10% of the principal (US$120,000).

6	Long-term debt:

		2002	2001
	Debentures payable, without interest, due May 2011, convertible to common shares at an exercise price of $1.23 at holders discretion; unsecured	$ 5,097,105	$ 5,442,018
	Promissory note payable, with interest at 11.5% per annum; unsecured	-	278,662

		$ 5,097,105	$ 5,720,680

All debentures are held by companies or persons related to a shareholder and director. It is not practicable to determine the fair value of the debentures and advances from shareholders due to their related party nature and the absence of a secondary market for such instruments.

7	Share capital:

(a)	Authorized: 100,000,000 Common shares without par value
(b)	Issued:

		2002		2001
Common	Number		Number
shares	of shares	Amount	of shares	Amount

Balance, beginning of year	9,855,718	$22,076,307	9,655,718	$22,016,307
Shares issued for debt or services	721,000	216,300	100,000	45,000
Issued for acquisition of mineral
property	100,000	30,000	100,000	15,000

Balance, end of year	10,676,718	$22,322,607	9,855,718	$22,076,307

No shares were issued in the year ended May 31, 2000.
Included in issued and outstanding capital stock are 150,000 contingently cancelable shares that are held in escrow and may not be traded without regulatory approval.

(c)	Stock options:

Weighted

			average
			exercise price
Date		Number	per share

	Issued and outstanding, May 31, 2000 and 1999 (i)	824,250	$0.45
	Issued in 2000	155,000	0.45
	Expired in the year	(14,000)	(0.45)

	Issued and outstanding, May 31, 2001	965,250	0.45
	Issued in the year	60,000	0.77

	Balance, May 31, 2002	1,025,250	$0.47

(i)	During 2001, these options were re-priced from $1.34 to $0.45.

	Options outstanding at May 31, 2002 are as follows:

					Weighted
					Average
			Exercise price		Remaining
		Number	per share	Expiry date	Life

	Director and employee options	116,250	$0.45	July-2002	.2 years
	Other	60,000	$0.77	June-2003	1.1 years
	Director and employee options	694,000	$0.45	October-2003	1.4 years
	Director and employee options	155,000	$0.45	August-2005	3.3 years

		1,025,250			1.5 years

	All outstanding options are exercisable when issued.

(d)	Warrants

				Weighted
				Average
				exercise price
			Number	per share

	Issued and outstanding, May 31, 1999		537,000	$10.00
	Expired in year		(537,000)	10.00

	Balance, May 31, 2002, 2001 and 2000		-	$ -

	Subsequent to the year end, the following warrants were issued:

			Exercise	Expiry
		Number	price	Date

	In conjunction with share issuance	62,500	$0.80	09/12/2003
	For services	486,303	$0.81	10/23/2004

8	Income taxes:

The Company has income tax loss carryforwards of approximately $3,049,000 which are available to reduce future taxable income. The benefits of the losses have not been recognized in the financial statements. The losses will expire as follows:

		Canada	U.S.	Total
	2003	$ 72,000	$ -	$ 72,000
	2004	547,000	-	547,000
	2005	13,000	-	13,000
	2006	105,000	-	105,000
	2007	222,000	-	222,000
	2008	150,000	496,000	646,000
	2009	264,000	255,000	519,000
	2020	-	84,000	84,000
	2021	-	398,000	398,000
	2022	-	443,000	443,000

		$1,373,000	$1,676,000	$3,049,000

Significant components of the Company's future tax assets are shown below. A valuation allowance has been recognized to fully offset the net future tax assets as realization of such net assets is uncertain.

		2002	2001

	Future tax assets:
	Operating loss carryforwards	$1,186,000	$943,000
	Capital assets	27,000	15,000

		1,213,000	958,000
	Valuation allowance for future tax assets	(1,213,000)	(958,000)

	Net future tax assets	$ -	$ -

9	Related party transactions:

During the year, the Company paid, primarily through the issuance of common stock, $82,500 (2001 - $45,000) to several directors for various services provided to the Company throughout the year. The Company also paid the spouse of a director $30,000 in stock (2001 - nil) for counter-signing the bank loan (see Note 5) and $19,800 in stock (2001 - nil) for office rent.

	These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10	Contingency:

The Company is negotiating with a shareholder and director of the Company for claims of past wages, salary remuneration and expenses in the approximate amount of USD $544,700 ($832,302 Cdn). Included in advances from shareholders is $383,430 Cdn provided for this claim. The claim is under negotiation, the outcome of which is undeterminable. Accordingly, no additional provision has been recorded. Additional amounts, if any, will be recorded in the period such amounts are determinable.

11	Segmented information:
	The Company operates principally in the mining industry segment.
	The Company's operations are in the following geographical locations:

		2002	2001	2000

	Net loss for the year:
	Canada	$ 261,143	$ 487,017	$ 11,730,509
	United States	289,866	260,851	64,534

		551,009	747,868	11,795,043

	Identifiable assets at end of year:
	Canada	291,993	295,978	445,728
	United States	12,874,048	12,491,799	12,353,217

		$13,166,041	$12,787,777	$12,798,945

12	Financial instruments:

The Company holds various forms of financial instruments. The nature of these instruments and the Company's operations expose the Company to foreign currency risk, interest rate risk and industry credit risk.

(a)	Foreign currency risk:

A significant portion of the Company's operations are located in the United States and the Company manages its exposure to foreign currency fluctuations by maintaining U.S. currency bank accounts and denominates its commitments and contracts in U.S. dollar equivalents.

(b)	Credit risk:

The Company's receivables are mainly for cost recoveries from related parties. The Company has no significant credit risk as it has the ability to net amounts receivable against accounts payable for services rendered by these parties.

13	Commitments:

The Company is committed under option and lease agreements to expend on exploration expenditures and property option payments amounts as disclosed in Notes 4 (a), (b), and (c) in the form of cash and/or stock as detailed therein.

14	Comparative figures:
Certain balances in the preceding period have been reclassified to conform with the current year's financial statement presentation.

15	Subsequent event:
Subsequent to May 31, 2002, the Company settled $36,889 of trade accounts payable with 67,500 common shares valued at $38,800.

16	Differences between Canadian and United States of America generally accepted accounting principles:

Generally accepted accounting principles ("GAAP") and practices in the United States of America ("U.S. GAAP") differ in certain respects from Canadian GAAP. Differences which may materially affect these consolidated financial statements are:

(a)	Mineral property exploration and development expenditures

Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" in the U.S. requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is measured, equal to the excess of the carrying amount over the fair value of the assets. United States Security and Exchange Commission staff have indicated that their interpretation of SFAS 121 requires mineral property exploration and development costs to be expensed as incurred until commercially minable deposits are determined to exist within a particular property as cash flows cannot be reasonably estimated prior to such determination.

Accordingly, for all periods presented, the Company has expensed exploration and development costs incurred for U.S. GAAP purposes. Once proved and probable reserves are established, capitalization of related costs would commence. This is significantly different from the accounting policy under Canadian GAAP, as detailed in the mineral properties significant accounting policy note.

	Under U.S. GAAP, additional exploration costs for mineral properties that would be written off are as follows:

		2002	2001	2000

	Mineral exploration and development costs	478,557	445,729	122,057

(b)	Stock-based compensation

Statement of Financial Accounting Standards No. 123 ("SFAS 123") requires that stock-based compensation be accounted for based on a fair value methodology, although it allows the effects to be disclosed in the notes to the financial statements rather than in the statement of operations for employee awards. SFAS 123 allows an entity to continue to measure compensation costs for employee stock-based compensation plans using the intrinsic value based method of accounting as prescribed by APB Opinion No. 25 ("APB 25") and related interpretations. The Company has elected to measure compensation cost for those employee plans using APB 25. As such, compensation expense under fixed plans is recorded only if the market value of the underlying stock at the date of granting exceeds the exercise price. If the exercise price of a fixed option award is reduced, the award is accounted for as a variable award from the date of modification to the final measurement date upon which the award is exercised, is forfeited, or expires unexercised. Compensation cost is adjusted in subsequent periods up to the measurement date for changes in the quoted market price.

	Compensation expense (recovery) recognized for employee fixed and variable awards for the year ended May 31, 2002 would be $(65,940) (2001 - $123,638; 2000 - $nil).
(c)

The Company has 150,000 common shares held in escrow. The release of the shares is contingent on certain performance conditions. Compensation under U.S. GAAP, if any, is recognized when the contingency is resolved and the shares are released from escrow based upon value of the shares as they become releasable. As at May 31, 2002, no shares are releaseable from escrow. No similar compensation expense would be recognized under Canadian GAAP.

(d)

Under Canadian GAAP, future tax assets and liabilities are recorded at substantially enacted tax rates. Under U.S. GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. Recording Canadian deferred tax assets and liabilities at enacted tax rates would not change recorded net assets or shareholders' equity under U.S. GAAP.

(e)	The following table presents the consolidated balance sheet, statement of operations and deficit, and cash flows under U.S. GAAP:

	Balance Sheet

				2002	2001

	Total assets under Canadian GAAP			$13,166,041	$12,787,777
	Adjustments to mineral property exploration and development
	expenditures (a)			(12,681,453)	(12,202,896)

	Total assets under U.S. GAAP			484,588	584,881

	Total liabilities under Canadian and U.S. GAAP			8,080,540	7,397,567

	Share capital, Canadian GAAP			22,322,607	22,076,307
	Gain on sale of subsidiary			(430,000)	(430,000)
	Stock-based compensation (b)			57,698	123,638

	Share capital, U.S. GAAP			21,950,305	21,769,945
	Accumulated deficit, U.S. GAAP			(29,546,257)	(28,582,631)

	Shareholders deficiency, U.S. GAAP			(7,595,952)	(6,812,686)

	Shareholders deficiency and liabilities under U.S. GAAP			$ 484,588	$ 584,881

	Statement of Operations and Deficit

Cumulative from
			Year ended	Year ended	Year ended
		Inception to	May 31,	May 31,	May 31,
		May 31, 2002	2002	2001	2000

	Net loss under Canadian GAAP	$(17,237,106)	$(551,009)	$(747,868)	$(11,795,043)
	Adjustments:
	Mineral property exploration
	And development expenditures	(12,681,453)	(478,557)	(445,729)	(1,879,488)
	Loss on mineral property
	exploration previously recorded
	for U.S. GAAP	-	-	312,749	11,399,044
	Gain on sale of subsidiary	430,000	-	-	-
	Stock-based compensation	(57,698)	65,940	(123,638)	-

	Net loss, being comprehensive loss, under U.S. GAAP	(29,546,257)	(963,626)	(1,004,486)	(2,275,487)

	Accumulated opening deficit under
	U.S. GAAP	-	(28,582,631)	(27,578,145)	(25,302,658)

	Ending deficit, U.S. GAAP	$(29,546,257)	$(29,546,257)	$(28,582,631)	$(27,578,145)

	Net loss per share, basic and diluted, U.S. GAAP		$(0.09)	$(0.10)	$(0.24)

(f)	Statement of Cash Flows

For Canadian GAAP, cash flows relating to mineral property exploration and development expenditures are reported as investing activities. For U.S. GAAP purposes, these costs would be characterized as operating activities. Under U.S. GAAP financing activities would include financing through the Company's bank overdraft. Accordingly, the effect of these differences on the statements of cash flows are summarized as follows:

			2002	2001	2000

	Cash used in operations under Canadian GAAP		$ (662,117)	$ (220,977)	$ (397,996)
	Adjustment for mineral exploration costs		(289,106)	(373,383)	(122,057)

	Cash used in operations under U.S. GAAP		(951,223)	(594,360)	(520,053)

	Cash provided by (used in) investments under Canadian GAAP
			(282,200)	(374,799)	190,868
	Adjustment for mineral exploration costs		289,106	373,383	122,057

	Cash provided by (used in) investments
	under U.S. GAAP		$6,906	$(1,416)	$312,925

	Financing activities under Canadian GAAP		$934,286	$608,954	$187,802
	Increase (decrease) in bank overdraft		9,399	(12,546)	12,546

	Financing activities under U.S. GAAP		943,685	596,408	200,348

	Increase (decrease) in cash under Canadian GAAP		(10,031)	13,178	(19,326)

	Additional bank overdraft financing (repayment)		9,399	(12,546)	12,456

	Increase (decrease) in cash under U.S. GAAP		$ (632)	$ 632	$ (6,780)

	Cash, beginning of year, U.S. GAAP		$ 632	$ -	$ 6,780

	Cash, end of year, U.S. GAAP		$ -	$ 632	$ -

(g)	Development stage enterprise:

	The Company meets the definition of a Development stage enterprises under FAS No. 7. The following additional disclosures would be required under U.S. GAAP.

	Consolidated statements of operations and deficit (U.S. GAAP)

Cumulative

		from inception
		Dec 30, 1986
		to
		May 31, 2002

	Operating, exploration and administrative expenses	$(21,536,007)
	Loss on disposition of subsidiary	(12,107,072)
	Other income	4,096,822

	Net loss for the period since inception to May 31, 2002	$(29,546,257)

Consolidated statements of cash flows

Cumulative

			from inception
			Dec 30, 1986
			to
			May 31, 2002

Operating activities			$ (9,968,960)
Financing activities			15,695,740
Investing activities			(5,726,780)

Net cash inflows from inception to May 31, 2002			$ -

Additional shareholders' equity disclosures required under FAS No. 7 would include:

Deficit

	Common shares		accumulated
	Number	Amount	since inception

Balance at inception	-	$ -	$ -
Issued for cash
December 1986	1	1
January 1987	80,000	100,000
April 1987	150,000	7,500
Net loss for the year under U.S. GAAP			(108,647)

Balance May 31, 1987	230,001	$107,501	$(108,647)
Issued for cash
September 1987	11,600	14,500
March 1988	100,000	150,000
Net loss for the year under U.S. GAAP			(42,412)

Balance May 31, 1988	341,601	$272,001	$(151,059)
Issued for cash
August 1988	31,000	54,250
Issued upon exercise of warrants
August 1988	20,000	40,000
March 1989	5,000	10,000
Net loss for the year under U.S. GAAP			(185,968)

Balance May 31, 1989	397,601	$376,251	$(337,027)
Issued for cash
July 1989	40,000	136,000
Issued upon exercise of options
August 1989	20,000	75,000
Net loss for the year under U.S. GAAP			(54,515)

Balance May 31, 1990	457,601	$587,251	$391,542
Acquisition of Cinsonix Limited
July 1989	1,000,000	750,000
Issued for finder's fee	30,000	90,000
Net loss for the year under U.S. GAAP			(1,179,904)

Balance May 31, 1991	1,487,601	$1,427,251	$(1,571,446)
Issued for mineral properties
April 1992	50,000	20,000
Net loss for the year under U.S. GAAP			(71,702)

Balance May 31, 1992	1,537,601	$1,447,251	$(1,643,148)
Issued for cash
July 1992	1,000,000	150,000
March 1993	600,000	132,000
Issued for debt settlement
August 1992	115,468	23,094
Issued for finder's fee	30,000	26,100
Net loss for the year under U.S. GAAP			(118,136)

Balance May 31, 1993	3,283,069	$1,778,445	$(1,761,284)
Issued for mineral properties Oct. 1993	50,000	30,500
Issued for exercise of warrants
June 1993	1,000,000	150,000
September 1993	145,000	31,900
Issued for cash January 1994	170,000	102,000
Net loss for the year under U.S. GAAP			(329,175)

Balance May 31, 1994	4,648,069	$2,092,845	$(2,090,459)
Issued for cash November 1994	200,000	150,000
Issued for exercise of warrants
October 1994	205,000	55,000
December 1994	40,000	10,400
January 1995	215,000	55,900
May 1995	3,000	2,250
Disposition of Cinsonix Limited	(905,209)	(430,001)
Net loss for the year under U.S. GAAP			(231,833)

Balance May 31, 1995	4,405,860	$1,936,394	$(2,322,292)
Issued for cash
June 1995	700,000	700,000
December 1995	209,200	796,142
April 1996	285,750	1,091,565
May 1996	359,300	1,372,526
Issued for mineral properties
June 1995	100,000	300,000
Issued upon exercise of warrants
June 1995	81,500	61,125
August 1995	141,500	97,635
September 1995	8,000	6,800
October 1995	73,500	66,215
November 1995	300,000	300,000
April 1996	43,500	36,975
May 1996	36,500	31,025
Issued for finder's fee, May 1996	4,364	-
Net loss for the year under U.S. GAAP			(2,149,041)

Balance May 31, 1996	6,748,974	$6,796,402	$(4,471,333)
Issued for cash September 1996	199,820	2,038,163
Issued for finder's fee September 1996	5,962
Issued upon exercise of options
August 1996	10,000	13,000
September 1996	3,000	3,900
December 1996	1,000	1,300
January 1997	1,000	1,300
February 1997	7,000	16,520
March 1997	500	650
April 1997	75,900	98,670
May 1997	81,000	105,300
Issued upon exercise of warrants
June 1996	27,500	23,375
February 1997	285,750	1,428,750
March 1997	222,700	1,113,500
Net loss for the year under U.S. GAAP			(2,928,560)

Balance May 31, 1997	7,670,106	$11,640,830	$(7,399,893)
Issued for October 1997	537,200	2,686,000
Issued upon exercise of options
July 1997	1,400	1,820
August 1997	1,000	1,300
September 1997	7,000	9,100
October 1997	39,562	61,823
May 1998	207,000	60,030
Issued for mineral properties
February 1998	11,250	97,538
March 1998	619,000	3,683,050
Net loss for the year under U.S. GAAP			(10,744,210)

Balance May 31, 1998	9,093,518	$18,241,491	$(18,144,103)
Returned to Treasury
July 1998	(22,039)	-
Issued upon exercise of options
March 1999	25,000	33,500
Issued for debt settlement
January 1999	105,125	270,188
Issued for mineral properties
November 1998	80,364	478,166
March 1999	288,750	2,503,462
March 1999	10,000	59,500
Net loss for the year under U.S. GAAP			(7,158,555)

Balance May 31, 1999	9,655,718	$21,586,307	$(25,302,658)
Net loss for the year under U.S. GAAP			(2,275,487)

Balance May 31, 2000	9,655,718	$21,586,307	$(27,578,145)
Issued under settlement of services
August 2000	100,000	45,000
Issued under exercise of options
January 2001	100,000	15,000
Stock-based compensation	-	123,638
Net loss for the year under U.S. GAAP			(1,004,486)

Balance May 31, 2001	9,855,718	$21,769,945	$(28,582,631)
Issued for debt settlement
October 2001	250,000	75,000
Issued under settlement of services
October 2001	471,000	141,300
Issued for mineral properties
October 2001	100,000	30,000
Stock-based compensation	-	(65,940)
Net loss for the year under U.S. GAAP			(963,626)

Balance May 31, 2002	10,676,618	$21,950,305	$(29,546,257)

All of the above transactions have been included on a post-consolidation basis.